Filed by SunPower Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to 14a-12

Under the Securities Act of 1934

Subject Company: SunPower Corporation

Commission File No.: 000-51593

SUNPOWER CORPORATION

Moderator: Tom Werner

November 15, 2006

8:30 a.m. CT

Operator: Good morning and welcome to SunPower Corporation’s acquisition announcement conference call. Your lines have been placed on a listen only mode until the question and answer segment of today’s call.

This call is being recorded. If you have any objections, you may disconnect at this time.

I now like to turn the call over to Mr. Tom Werner, CEO of SunPower Corporation. Sir, you may begin.

Tom Werner: Good morning. This morning SunPower issued a press release that we signed a definitive agreement last evening to acquire the outstanding shares of Powerlight Corporation. So today’s conference call is to go over the specifics of the transaction and the benefits of the transaction.

Let me first start with the Safe Harbor statement. There will be numerous forward-looking statements throughout this call. Those are inherently risk – there is inherent risk involved with those statements. Therefore you should familiarize yourself with the Safe Harbor statement.

Additionally, as part of this transaction, SunPower will be filing an S4 with the SEC. We would be expect to be doing that in December. And because we will be doing that, there will be detailed financials in the S4. And therefore today we will not go through detailed financials. We will go through some of the financials, but of course in the S4 you will be able to get the balance of them.

So let me start out with the specifics of the transaction. It is a $265 million transaction of up front consideration. Sixty-seven point five million, there is an additional 67.5 million retention (carve-out) that vests over two to four years. This is a tax-free merger. And it is funded with 40 percent cash and 60 percent stock.

We signed a definitive agreement sometime in the last 10 hours. I believe we can say last evening. And the transaction will be subject to customary closing additions including shareholder votes and (SEC) review. We would expect those to be concluded sometime during the first quarter of 2007.

Consistent with the ways we like to communicate at SunPower, we like to tell everybody on the phone and the WebCast what the benefits of this transaction are right up front. On – so let me go through the financials first. This transaction when it closes in Q1 will accelerate our revenue, and will accelerate our EPS growth.

It is EPS accretive on a non-GAAP basis and in the long-term, we will maintain our long-term financial model of 30 percent gross margin, 10 percent operating expense, and 20 percent profit before tax.

This transaction has many strategic objectives. And we will go through a few of those during this call. Let me list these at the beginning, and then we will highlight these with various slides as we go through the balance of the presentation. When we close this transaction, the combined entity will extend its leadership position in key applications of markets.

We will apply our technology leadership across the value chain. We will accelerate product innovation to drive channel efficiency. And lastly, we will radically simplify and improve the customer experience. And again we will go through examples of each of these.

In terms of the goals of the transaction, when it is complete in the first quarter of this year. The combined entity expects to be a market leader. We plan to be number one in commercial and residential retrofit markets in key target markets. And plan to be number one in U.S. new production homes. And we plan to be the top solar brand.

Additionally in technology, which has been the heritage of SunPower and the heritage of Powerlight, we will extend our lead as the world’s highest efficiency solar cell company and the world’s highest efficiency solar panel company. And the world’s highest efficiency solar panel company. And working with Powerlight, we will extend our technology leadership to solar systems by delivering the lowest cost energy delivery solar power solutions in the industry.

Lastly, most importantly, we are focused on and driven to reduced cost so that we can compete with retail electric rates. We are committed to reducing installed system costs by 50 percent by the year 2012. So that is an overview of the benefits and objectives of this combination. Now what we will do is transition to a background on the two companies, and the advantages – illustrate the advantages that I have spoken to.

So let’s first talk about the background of the two companies. And we will do that by talking about the different markets we participate in. You’re probably aware that SunPower’s products has the advantages of highest efficiency or power delivery in the unit area as well as an ((inaudible)) advantage. That plays well in many markets. One of those is the residential retrofit market, where we have seen our market share increase by a factor of seven over the last year.

Powerlight is a world leader in power plants. And in fact has built some of the world’s largest power plants. Working together, we have built a product called the (Sun Tile). And it has been a smashing success in North America where the largest new production homebuilders have chosen it as its solar solution of choice.

And in the commercial and public market, the combination is most powerful because that is where buildings have limited roof space for the amount of energy they need. So the combined entity will be a winner in residential retrofit power plants, new production homes, and commercial and public facilities.

I think it is real important when we look at this transaction, to remember that people buy solar energy to get power. And they care about how much it costs per watt of power. And of course, for a solar system, that means that the installed cost is what drives those economics.

And as we have said, going forward after this transaction closes, we are dedicated to driving the installed cost of the solar system down by 50 percent by 2012. In order to do that, you have to have a solution from the entire value chain.

So let me recap what SunPower’s solution is for each part of the value chain. And then we will talk about how the combination with Powerlight enhances our strategy. So first let me talk about poly silicon and ((inaudible)).

If you recall over the last few earnings calls in various communications we have had with most of you, that our strategy here is to partner with both incumbents and new entrants. Our strategy is also to have a portfolio approach, where we divide that our risk or our investments over various timeframes as well as various technologies.

And over the last few months and quarters, we have announced numerous partnerships in this area. And we feel that the portfolio approach that we are taking is paying dividends, and will be the best strategy going forward. In terms of what SunPower Corporation does, is its core competency as you probably know, we focus on wagers, solar cells, and solar panels.

We are the world’s highest conversion efficiency company. Meaning that our product converts more sunlight to power than anybody in the world. And that is because we have a unique proprietary technology that is a ((inaudible)) contact or ((inaudible)) junction solar cell, which also gives us an esthetics advantage.

We have been able to exploit this unique proprietary architecture by adopting manufacturing systems from our – from our largest shareholder (Cyber Semi Conductor). We have been able to develop a core confidence and manufacturing excellence that allows us to exploit this technology advantage.

We’re based in the Philippines. We are thrilled to be there. That also gives us lower cost. But also is a core competency in terms of our ability to expand. With this combination, when it closes in the first quarter of this year, we will add world-class technology and capability in the form of Powerlight Corporation that will allow us to have an in-house capability of attacking the product systems and solution and costs associated with the outbound channel.

To talk more about that, we have Tom ((inaudible)). He is the CEO of Powerlight Corporation. And we’ll go through a few slides on Powerlight. So Tom, I will turn it over to you.

(Tom Dimwiddy): Thank you, Tom. And let me say it is a real pleasure to be here this morning. As many of you know, Powerlight’s focus has been at the customer end of the value chain. It provides key elements necessary to simplify the solar experience for our end use customers.

All that starts with the value proposition. The financial value proposition where we have a structured finance group that packages this proposition. Tailors it to the various types of customers that we have, whether they are government or commercial customers.

From there, we try to stay behind the scenes for our customers. And we package the engineering, the project management. But we are seeing the construction, the monitoring, and the servicing of our system. And we try to simply keep our customers focused on the end result, which is the performance of our systems.

Our market focus always has been that large scale customers and systems, that means commercial and government customers, that means power plants, and that means large homebuilders where we install hundreds of homes at a time with our residential products that Tom has mentioned.

We have a – we have developed a unique product portfolio that we consider to be superior ways to implement ((inaudible)) for our customers. And this portfolio is protected by something over 50 patents. But U.S. and internationally today. At the end of the day, I think it is important to know that our product is a financial product. We are selling kilowatt-hours that compete with kilowatt-hours you buy from the utility. Or if our customers are buying the systems, we sell competitive internal rights return that make this an attractive investment in a manner that lowers the operating costs for our customers.

Our proposition has always been a superior financial solution for our customers. Powerlight has been serving customers for over 10 years at this point. And today we have a diversified range of blue chip customers. Some whom we have served for many years. And I should say that repeat business is a very important aspect of our business.

In the private sector, we are in key verticals ranging from big box retail, to wineries. Customers include Target stores, Lowes, FedEx, Microsoft, Toyota. In the public sector, we are in key verticals such as municipalities where we have served the city of San Francisco. Universities, including the University of California system, and the military, such as the U.S. Navy.

And as Tom had mentioned, our (Sun Tile) product is winning big contracts with major homebuilders. Homebuilders such as (Lunar, Centex) and (Shay). And I should say this is a very exciting growth market for our combined companies.

Powerlight is well diversified geographically. That has been an important aspect of our business over the years. We are in all of the world’s key on graded markets for (portable tay). In North America, we are by far the leading large system provider. We are in California, and Hawaii, New Jersey, and Nevada.

Internationally, we are in the key markets in Europe and in Asia. For Example, in 2004 we built the – at that time, the largest portable ((inaudible)) power plant in ((inaudible)) at about 10 megawatts. And as we speak, today we are in the final throws of construction in Portugal with an even larger project working with our financial partner there, GE Capital.

Powerlight is well regarded for its systems technology solutions. I will give one example here of our technology leadership. You know (Flagship) product, (Powerguard). (Powerguard) is a roofing tile for the commercial and government ((inaudible)) working sector. Today it is the leading solar roofing solution in North America. It is well recognized for some very key features that are high value features for our customers.

It is lightweight. It makes no roofing penetrations on the roof. So being lightweight, it can basically install on virtually the entire building stock within the country. Whereas as ((inaudible))

Systems are very limited in that fashion. It is – makes no penetrations to the roofing membrane, which is very key. It in fact otherwise attracts lawsuits for the ((inaudible)) technology.

It is insulating to the roof. It protects the roof membrane from sunlight. And in fact, as a result of that, it in its own class, it is in a class of roofing systems called ((inaudible)) Roofing Systems which is a class well recognized by building facility managers as a high value way to go onto a roof. So that is one example of a product of Powerlight. It’s ((inaudible)) large synergies with SunPower. And which brings high value features other than simply solar electricity generation.

I should say that given the fact that we have been doing this for many years now. Over 10 years. We have taken the time to codify our experience into a suite of innovative software tools that help us to do several things to automate the design, and speed up the delivery to our customers. To ensure code compliance. To ensure high performing systems that meet the expectations of our customers.

For example, a key software tool that we have developed is called PD grid, which helps us to properly set expectations for our customers. And we can do that because we have had so many years of monitoring our systems in a wide variety of applications with a wide variety of solar technologies such that we can very much nail the expectation for our customer. And it is very much Powerlight’s business then to follow through and deliver on that expectation. That is something that Powerlight takes very seriously.

So Tom, I would like to turn this back to you.

Tom Werner: Great Tom. Thanks very much. As we look forward, what we would like to – what I would like to convey next is the synergy – the most important synergy I believe of this combination. And that is the combined technology that we can apply across the value chain from (wafering) all the way through to solar systems.

So let me go through a few examples. First, let me start with remember that SunPower is the world leader in converting sunlight to power in the same space. So in a conventional solar panel, with 72 cells, we deliver 215 watts, whereas most of the competition delivers 165 watts.

And the way we did that is with the unique proprietary (back) contact, (back) junction architecture that gives us ((inaudible)) advantage as well. So I want us to (look) forward to how the combined entity will exploit the strengths of both companies. And the first is, perhaps obvious to most of the people on the call. And let’s do this example by looking at a site that Powerlight installed two years ago.

At the time it was the world’s largest power plant. And it’s an excellent example of the capabilities Powerlight working with its other partners. And this site delivers over six megawatts of power. However, going forward, there will be times when a site like this will have all SunPower modules. And just by putting the SunPower models on this site, because of the higher energy delivery, that site would in the same space deliver eight megawatts of power, over eight megawatts of power as opposed to six.

Now the importance of this is perhaps obvious to a lot of you. The fixed costs of which there are many associated with installing this site would now divided – be divided by over eight megawatts as opposed to six. Things like design site surveys, all the site preparation work, putting in all of the infrastructure to put this site in. All of the fixed costs are now divided by over eight as opposed to divided by six.

And when this combination closes, we no longer have to speculate about he economies derived from higher power density. We will now be able to deliver that as a combined entity.

Let’s look at a couple more examples. Tom talked about the power guard product. Power light is now shipping a new product called (power tilt). And that product is constructed in a way that has minimal installation parts that are delivered onto the site. And it also has a product that has a tilt to it that allows 10 to 15 percent more energy delivery. So the product is easy to install. And has higher energy delivery. And it also leverages the strengths of the power guard products.

So it’s lightweight and penetration free for the roof. The combined entity can do some real exciting stuff here. On today, the solar cells are manufactured in one place. The panel in another place. And the installation parts are delivered yet to another place ((inaudible)). We believe we can combine all three of those activities into one site with significant supply chain savings. Deliver a product that is then assembled on site without all the extra assembly of parts that would now be done back at the manufacturing site.

And the solution is the lowest cost solar energy delivery system that is available today. Let’s look at one more example. SunPower and Powerlight ship a product called (sun tile). And this is directed towards new production homes. And as we have mentioned on this call, the biggest blue chip new production homebuilders in North America have chosen this product as their solution of choice for solar energy delivery on their new homes.

And that is because the combines entities delivered a product that has superior aesthetics and delivers more power. And on a new home, roof space can be very limited, and especially roof space facing in the right direction. So efficiency or the ability to deliver a lot of power in a small area is incredibly important.

But what is really exciting about this is, when this transaction closes, we will combine our efforts into the supply chain functions and the research and development functions. And that will allow us to design for manufacturing, which we believe will allow us to do similar things by designing the – optimizing the design for low cost and for high automation.

And with predictable demand through our combined company, we will be able to automate and pull costs, significant cost out. So there is huge opportunities we believe in innovating and system solutions that the combined entity will exploit.

So with that as a background of the benefits of the transaction, and the products that the two companies produce, I would like (Manny) to finish the call or the presentation for the call with some comments on the financials.

(Manny): Thanks Tom and good morning everyone. Thanks for joining us. As Tom mentioned at the beginning of the conference, the discussion of financial information is going to be limited during this particular meeting. We will be filing the S4 for the transaction early to mid December. SO you will have the benefit of historical financial performance of Powerlight at the time.

Likewise, when we close the transaction, sometime in the first quarter of 2007, we hope to give you more clarity as far as guidance. This impacts the combined enterprise. So for this morning, we just want to give you a sense of high level, what 2007 might look like for the combined companies. As far as revenue, as you have heard us previously guide revenue greater than $360 million for the stand-alone SunPower.

We are now looking at a combined revenue for the enterprise greater than $600 million. And from an earnings per share standpoint, on an non-GAAP basis, we expect this transaction to be immediately accretive to the company. On a short-term basis, as we mentioned earlier, it is transaction accelerates our revenue and earnings growth. However, in the gross margin side of the business, we expect a deviation by about 250 to 350 basis points. That is slightly lower margin, versus our model during the 2007 year.

From a long term perspective, really for this purpose, the 2008 we expect the combined enterprise revenue in the billion-dollar run rate and right around the time, we expect to return to our financial model of 30 percent gross margin and 10 percent operating expenses and 20 percent operating income.

These numbers are predicated on — or on the assumption that this transaction were effective day one of 2007. Obviously depending on when we close, those numbers would change.

That is all the financials we’re going to present today. Now I want to turn it over back to Tom.

Tom Werner: Thanks ((inaudible)) and thank you Tom ((inaudible)). What we will do now is we will take questions. We do have – this call will end probably at 7:30. And what I will try to do is limit the compound questions to two. So that we can get as many questions as possible. So I will turn it back to the operator for the question and answer session of the call.

Operator: Thank you. At this time if you would like to ask a question, please press the star and one on your touch-tone phone. You may withdraw your question anytime by pressing the pound key. Once again to ask a question, please press the star and then one on your touch-tone phone. I will now pause a moment to allow questions to queue.

Mr. ((inaudible)) you may ask your question. And please state your company name.

Male: ((inaudible)) Company. Congratulations Tom and ((inaudible)).

Tom Werner: Thank you.

Male: Can you say a little bit about idea as to at least in the first or second year, how much would the cost decrease? I mean right now you are selling – I mean the combined entity would sell for $8 per what ((inaudible)) ((inaudible))?

Tom Werner: Yes.

Male: And so you know first year, how much lower do you think it would sell for?

Tom Werner: Yes this is Tom Werner, and I will take that question. At least I will take it initially. So let me talk about this in timeframes. First, let’s segment the solutions by commercial and residential. Today our residential system is anywhere depending on end market, $8 to $10 per AC watt installed. And a commercial system would be lower than that. Perhaps $6 to $8 per installed AC watt, or at least in that range.

And as we look out – as we have been very clear now in our last earnings call and this call, that our target is to reduce those costs by 50 percent by 2012. And I would like you to think of the cost reduction in phases. And those phases in the near term would look like the two (halves) of 2007 and then 2008.

Let me first talk about the first half of 2007. In the first half of 2007, the combined entity will of course be integrating and in SunPower, the original company will be adding another manufacturing facility. It will be completing its second-generation technology. Moving the thinner (wafers) on and experiencing higher silicon costs albeit in the single digits higher.

So the transition first half of next year. And I think what you will see of course during that transition is stable costs and in some areas I think we will have a running start and we’ll be able to impact costs, but not that materially.

The second half of 2007, we start to be able to put our foot on the accelerator a little bit. We have better silicon visibility. We’re through the initial stages of ramping our second building. We have transitioned a new (wafer). Transitioned to our new technology. And we will be fully integrated in that time frame.

So there will be – ((inaudible)) really start seeing the benefits. And I don’t know that we are prepared to put specific targets in terms of cost reductions. But I think they start to occur in that timeframe and they are certainly you know they are certainly in the high single digit range, even in the back half of 2007.

But ((inaudible)) when things get really exciting, there is significantly more silicon. And all of those other things that I have talked about are substantially under our belt. And that is when we really, really get aggressive. And that is where I think if you plot a 50 percent cost reduction between 2007 and 2012, and you front-end load it a little bit, you will see the cost reduction profile. And it substantially happens in 2008.

And as we get closer to closing we will be more specific on yearly targets.

Male: Thank you very much.

Operator: Mr. ((inaudible)) you may ask your question. And please state your company name.

Male: First Albany. Dr. ((inaudible)) god morning guys. A couple of quick questions here. Now number one, I just want to make sure, Tom, that the revenue change here going from three – north of 360 to 600, is that simply a reflection of the ASP going up? Or is there any revenue that the Powerlight was going to do based on some of the other you know ((inaudible)) (module) that they already had in contract in place. How should we think about that?

Tom Werner: Sure ((inaudible)). The revenue increases substantially from the merge with Powerlight. And yes, you could think of it. One way to think of it is an ASP increase because we are participating deeper in the value chain. But it unfortunately is a bit more complex than that because Powerlight will maintain its partnerships with various (module) technologies. And so they will defeat arriving revenue from both modules from SunPower and from other entities.

And of course, the (module) revenue that (SunPower) would have had, as an independent entity will now be – will no longer exist as it is combined with Powerlight. So there is a loss of that on (module) revenue. So it is – as you say, ASP increase. And just be aware that there is a mix of both internal supply (modules) and external supply (modules).

Those that are internally supplied, it is not the sum of the two revenues.

Male: Got it. And those are some of the ((inaudible)) details we should be able to get on the S4 when you guys file on the – by the middle of December, right?

Tom Werner: Absolutely.

Male: OK got it and a quick follow-up. By the way, the 30 percent gross margin and 20 percent operating margin you know sort of like an 2008 timeframe first of all. ((inaudible)) studying those numbers out. Looks very impressive despite you sort of moving further downstream. And but I have got to imagine that there is a – you know declining curve on the ASP (site). Clearly the cost reduction is going to be much faster than that.

Even sounds like what you are talking about. I don’t know how much more details can you get into that from you know – where do you see some of the costs coming from? Is this a simply efficiency gain? Or is that a potential sort of a synergy and the work force right sizing or anything like that. Is there anything you can get into some more detail on that though?

Tom Werner: The – the – it is really a powerful financial model when this transaction closes because we can aggressively ramp revenue. But we can hold model. But we hold that model in time. And that is primarily – you can really segment this of internally supplied (modules). Those will get to model first.

And then externally, (modules) will lag. And of course there will be nicks over time of what those are. Now, to your question, let’s just go through a few of the synergies that come in the form of cost reduction.

Male: Yes.

Tom Werner: As we go from first of all, as we chip more (modules) that have our 20 percent cells integrated in them, they Powerlight solution gets more energy the same fixed cost. So you price a solar system on cost per kilowatt or cost per kilowatt-hour. And since the denominator is bigger for the same effort, there is clearly a cost reduction.

Male: Yes.

Tom Werner: And that cost reduction can be anywhere from 10 to 30 percent just with their existing product.

Male: Yes.

Tom Werner: And then next year we go from 20 to 22 percent. So that cost reduction becomes more significant. Additionally, we are both growth companies and significantly growing companies. When we combine the two companies, we will not grow ((inaudible)) linearly. One plus one won’t equal two.

Male: Yes.

Tom Werner: And be able to have synergies and research and development, and substantial synergies at supply chain operating costs. So it is more of a go forward. Not hiring one plus one equals two. Hiring one plus one equals whatever, 1.5 or 1.6 or we need to work ((inaudible)).

Male: Got it. Yes.

Tom Werner: So there is an op ex opportunity. Then lastly, let me just say that let’s not underestimate the design for manufacturing capability. Before you had two organizations and invariably there is inefficiencies associated with having separate arms length organizations which you have to have. When this transaction closes, those organizations combine and think of the ability to learn from installation and field experience and build that back into the product design optimize the entire supply chain.

We have talked about a few examples where you can move …

Male: Sure.

Tom Werner: Some of the assembly of the system back into the factory itself. And as many of you on the phone know, we have an excellent low cost manufacturing organization. We think there is significant cost to be saved there.

Male: Got it. Got it. That is great. Thanks a lot guys.

Operator: Mr. Kaschalk, you may state your question. And please state your company name.

Al Kaschalk: Al Kaschalk, Wedbush Morgan. Good morning, Tom.

Tom Werner: Morning.

Al Kaschalk: I was wondering if you could provide any more details on the carve out portion of the transaction. Whether it is due to earnings, revenue growth, working capital adjustments, et cetera.

(Manny): Hi there, this is (Manny). Let me take that. The carve out on earn out is largely a retention and bonus pool that is based on team ((inaudible)) staying on the company and helping the combined enterprise succeed. We purposely did not introduce an earn-out because more often than not – or now ((inaudible)) introduces conflict of objectives or potentially some optimized decisions.

We believe that the structure of the incentive and bonus pool is the most appropriate and effective for this combination.

Al Kaschalk: So the retentions are driven at the key executives of Powerlight.

(Manny): Key employees is the best way to characterize it.

Al Kaschalk: OK. And then if I may get a second part question here. On the combined operations, you talked about going for one, two, and three. And getting it down to one location. Is there any indication of where you expect to consolidate?

Tom Werner: Yes. This is Tom. I’ll take that question. What I was alluding to is on that in the case of the power (tilt) product that solar cells are made in the Philippines, and in the assembly of some of the installation and framing and whatnot has gone by Powerlight in California.

And then there is some assembly done on site as well. So you can have as many as three steps. On the specific decision of where you could consolidate that has not been made. However, it is fair to say that we go in with the operating hypothesis that a fair amount of this will be done in the Philippines. Although recall that we have – we been automating the (module) assembly.

And we want to – part of that is we want to be able to assemble (modules) close to end market. We should – Powerlight shares that strategy. And so you’ll see sort of a mix of some manufacturing being consolidated in the Philippines. And some that is close to market. But in answer to your specific question, we’re going with the hypothesis; the answer would be the Philippines. But we have to sort that out of course.

Al Kaschalk: Thank you and congratulations.

Tom Werner: Thanks.

Operator: Paul, you may ask your question and please state your company name. Mr. Paul Clegg, your line is open.

Paul Clegg: Oh sorry thanks. Yes. Congratulations. First congratulations to all of you. I hope you get some rest after this. But how are your other customers reacting to this transaction? One might argue that by doing this you are going to be competing with some of your customers. Are you at all concerned that they will take it that way? And have you had a chance to talk to any of them yet?

Tom Werner: Yes, this is Tom. So let me take that first. So I appreciate your mentioning that we should get some (sleep), potentially we will. I think that comes on Saturday or Sunday. In terms of competing with the channel, let me just comment that recall my background is from data communications. And you have many mixed models.

And if you really step back and think about it, most companies today offer their products over the web and yet sell through either a single step or two step outbound channel. So the idea of – that was coined in data com was ((inaudible)), where you both cooperate and compete. And I think that is – you know I think that will develop here as well. We have strong partnerships in the outbound channel. And we have not had conversations with them yet. We will. We respect and plan to continue to work with those partners.

And I think you will see it developed similar to my experience in other hi-tech markets where they even created a word for it, (coopetition). Now we do have Peter ((inaudible)). Peter, did you want to add anything?

(Peter): I think we’re all set, thanks.

Male: If I may just one quick clarification. When you said that you could accelerate growth in revenues. Do you actually also mean that you will accelerate volume growth somehow as a result of this?

Tom Werner: So I – what we specifically meant was similar to the earlier question, and that is, is that we will be participating deeper in the value chain. And because of that there is revenue enhancement. In other words, you get more revenue per watt that you produce. And so it is mostly as a result of that.

I think in 2007 the answer to your question would be no. We don’t see a volume increase as a result of this. In 2008 and beyond, I think the answer will be yes because of the supply chain synergies and the ability to focus on key verticals and really exploit the strength of the two companies and growth faster.

But again, as we produce the S4 and have subsequent calls, we will be able to ((inaudible)) that a bit more.

Male: OK. Thanks very much.

Tom Werner: You bet.

Operator: Mr. Kim, you may ask your question. And please state your company name.

Peter Kim: Yes hi. Peter Kim with Duetsche Bank. I wanted to ask about on the other side of the coin, which is the suppliers Powerlight looked ((inaudible)). I mean first, is there any risk to this existing supplier ((inaudible)) in which you currently have you know about four ((inaudible)) one being SunPower. But they look like around $600 million worth. Any risks to those?

Tom Werner: Yes. No this Tom Werner. And then I will turn it to Tom ((inaudible)). Let me take the question from the perspective of SunPower. And of course our most significant suppliers would be Silicon suppliers. And our Silicon suppliers who we will be contacting this morning should be thrilled, and will be thrilled with this.

They have a much more powerful – will have a much more powerful outbound channel through their Silicon. And there will be no better company in the world we believe to take their product and turn it into a great solar solution that will be a long-standing differentiated product.

So we think that our silicon partners are going to be thrilled once this transaction closes. Now your question was specifically about Powerlight and their supplier. So I will turn that over to Tom.

(Tom Dimwiddy): Great. Thank you. Thank you for your question. Yes, as you may know, Powerlight has many valued relationships with suppliers out there. It’s been a strength in Powerlight to multi source. And Powerlight will continue to multi source for developing its systems.

This will strengthen the relationship with SunPower for their supply of course. And – but we will continue to multi source and nurture those relationships. And that will be an – continue to be a very important part of our business. And I should say we have many long-term contracts today. And we expect to continue forward with those.

Peter Kim: If I could just follow up on a – on your mix of residential, today you are looking at commercial and residential market. Going forward overall, what do you see your balance, what does the mix look like? More commercial? More residential? And is that mix going to change over time?

Tom Werner: Right. So as separate entities, there is one answer that – and then is after the transaction closes, it will be a different answer. This is Tom Werner. The – so let’s focus primarily on post close. Post close, the product that will combine the strengths of the two companies will be strong and in fact, in both of those markets as well as power plants and new homes.

So I think that you know you are going to see us target the four markets that we talked about earlier in terms of mix of those four markets and how it might change pre and post. I’ll let Peter talk a little bit more on that.

(Peter): OK. Well I think most of you know our primary focus to date has been on the residential sector. More recently as we have been on the residential sector. More recently as we have been able to grow our capacity and bring additional megawatts online, we have become more active in the commercial sector already before this transaction.

So we expect our mix going forward to shift from historically looking back something in the 70 percent residential, 30 percent power plant mix to more than even say one-third, one-third, one-third. Where our product by megawatt ends up being divided roughly evenly into the three main application segments residential, commercial, and large power plants.

Male: Thank you.

Operator: And Luke, you may ask your question. And please state your company name.

Tim Luke: Thanks, Lehman. Congratulations on your deal. Tom, I was wondering if you could help us ((inaudible)) some framework in terms of the – maybe the percentage ranges in looking at the Powerlight business in terms of how it is divided between the U.S. where you describe it as a – sort of market leading installer. And then Germany and some of the other European regions. And in Korea where you sort of develop, design, and install the sort of power plants.

And maybe if there is a different ((inaudible)) margin structure. If there is business, or maybe just give us a feel for how largely overseas business is relative to the U.S. business. Thanks.

(Tom Dimwiddy): Sure. This is (Tom Dimwiddy) speaking. Thank you for your question. It is a very important question because we undertook years ago, a strong effort to diversify geographically. And today we are roughly – roughly half of our business is in the international markets outside of North America.

Tim Luke: OK.

(Tom Dimwiddy): And the businesses in North America, to answer your question.

Tim Luke: Yes.

Tom Werner: And Tom, if you want to comment, in terms of margins. I could interject that of course we have spent a lot of time together discussing this. Margins do vary. And so you do end up with target profile where you want to diversify. But you also would like to maximize income. And so you have a tradeoff.

And my impression is that Powerlight has really managed that tradeoff well because they have accomplished some diversification, yet they are participating in important growth markets that have a good margin profile.

Tim Luke: Should I think guys, about those business being fairly different and distinct? Or are they essentially ((inaudible)) similarities in terms of what you are doing overseas and what you are doing in the U.S.

Tom Werner: Well, in fact, I would say that in Europe, and in fact in South Korea, our projects tend to be larger.

Tim Luke: Yes.

Tom Werner: In Europe we are more focused on the power plant scale of projects. We are beginning to diversify in Europe. But in that sense, the margins that we bring in – actually they are roughly balanced between the two because in the European markets we are selling also our balance of system components. The technologies that we develop to value add to the portable ((inaudible)) component.

And that is a higher margin business for us. So if you – the power plant sector I don’t think is any surprise that it is – you bring in lower gross margins. But the contribution to margin can be just as strong as for the bread and butter business, which we have more of in North America.

So on balance, I would say from all of our regions the margins are similar.

Tim Luke: If I may, you now have 1,600 employees. Would we think about the Powerlight contribution being around 150? Is that kind of an ((inaudible)) or how should we think about that?

Tom Werner: And Tim, this is Tom. This is where you get the gong; that is your third question I think. ((inaudible))

Male: I believe the number for Powerlight is between 150 and 170.

Tim Luke: Can I come back later? Because no one has asked about how you got to the valuation metrics, which seem quite interesting here.

Tom Werner: Yes.

Tim Luke: OK.

Tom Werner: You can come back later if no one asks it. I guarantee we will answer it.

Tim Luke: Thanks.

Operator: Mr. Jeff Dencik, you may ask your question. And please state your company name.

Jeff Dencik: Sure, Jeffries is the name of the company. I just wanted to either Tom – either Tom actually. What percentage of Powerlight revenues is coming from SunPower currently?

Tom Werner: We’ll let – this is Tom Werner. We’ll let Tom ((inaudible)) answer the question. But let you know, pre transaction which will close in Q1, we already have a supply arrangement. And so of course we know that number for 2006. So Tom, why don’t you take that?

(Tom Dimwiddy): Right. For 2006, I would imagine around 25 percent of our business is utilizing the SunPower technology.

Jeff Dencik: OK. And obviously there is some cash outlay with this. Does this Tom Werner, impact your ability to you know expand your existing business? And would you need to accept – access the markets for additional cash for expansion?

Tom Werner: Sure. Let me take the first part. And then ((inaudible)) can take the second part. On – hell no. We’re going to expand aggressively. And this combination is about being more aggressive, not less aggressive. Now again though, look at – look at – let me reemphasize the idea of thinking of first half, second half of 2007 and then 2008. And so in 2007 the first half has all those transitions that I talked about.

So moderate growth or you know working through the transition, second half of 2007 we start the aggressive, you know, really put our foot on the accelerator and in 2008 we really put it on.

But first part of your question, no; it will not effect our growth profile. If it does, it will effect it favorably. ((inaudible)) you want to take the second part?

Male: Sure. Fortunately, we have a (alternatives) here. And we are going to evaluate what makes the most sense at the appropriate time. As you know, and as we have discussed, we have aggressive growth (goals) for the core business as well. Despite the acquisition.

So we are looking at that we could look at the financial market. And if they are favorable at that time, I would suggest a fundraising. And we could also just use our cash in the interim to fund this transaction. One thing I wanted to make clear is the transaction itself does not have a financing contingency. So we are optimistic about closing this transaction on time.

Tom Werner: And ((inaudible)) long as you are talking, why don’t you go ahead and take the forth question from Tim on valuation. Sorry Tim, I had to do that.

Male: Valuation – OK. We believe that this is a great and fair acquisition and value for both parties. If you try to look at comparables, you should be mindful that we view Powerlight as a highly differentiated with a leading position in their channel. Consequently, Powerlight is a premier company in that space.

So we think that the valuation is great. The transaction is projected to be ((inaudible)) to SunPower. On an un-GAAP basis and over time allows us to ((inaudible)) or get back to our financial model in terms of 20 percent operating margin. So I think that’s all I will say on that.

Tom Werner: Yes. We will have follow-up calls where we can get into certainly talk about any ratios you would like to talk about. And you will see that what ((inaudible)) says comes out very much in the math. We’ll go to the next question.

Operator: Mr. Hammond, you may ask your question. And please state your company name.

Pearce Hammond: This is Pearce Hammond with Simmons & Company. Good morning.

Tom Werner: Good morning.

(Tom Dimwiddy): Good morning.

Pearce Hammond: Just two questions. And I don’t know if you will release this or not. But what gross margins is Powerlight enjoying right now?

Tom Werner: So ((inaudible)) as we said, we will have an answer for the December timeframe, and there will be substantial detailed financials in that. So we won’t go through specifics here. Sufficed to say, they were greater than or equal to relevant ((inaudible)). And then as we talk more about this going forward, you will see the synergies of the two companies, and how internally supplied product gives you the margin profile of our long-term financial model.

Pearce Hammond: Great. And will the Powerlight brand survive? Or will everything fall underneath the SunPower brand?

Tom Werner: This is Tom Werner. I will just quick comment. And then I will turn it over to Tom ((inaudible)). Powerlight has a strong brand. SunPower has a strong and developing brand. The two will co-exist. And Peter and Tom and their teams will work on it on a brand strategy that will exploit the strength of the two brands.

I think you will see the SunPower brand be the sort of master brand at some point in the future. And do either Tom or Peter want to comment further?

(Peter): No I think that is good.

Tom Werner: OK. Yes. So we will be, as we get closer to close, and after we close, we will have more detail on that. But think of it as maintaining both brands and over time master brand strategy.

Pearce Hammond: Thank you.

Tom Werner: Thanks ((inaudible)).

Operator: Mr. David Smith, you may ask your question. And please state your company name.

David Smith: Citibank. Good morning guys.

Tom Werner: Good morning.

(Tom Dimwiddy): Good morning.

David Smith: I think most of the financial – but yes, just going back on the profitability of Powerlight. Can – and I am assuming that this is obviously a less profitable company than SunPower is today in terms of gross margins and EBITDA margins?

Tom Werner: So this is Tom, and then I will turn it over to ((inaudible)) in terms of the profitability profile of the independent companies. You know, in time we are going to be able to spend more time together and explain how the combined entity looks. Because you had the – remember (Modules) that are supplied internally will no longer be revenued as SunPower and a cost of Powerlight.

So the combined entity has a different margin profile because of that. And separate entities. It is fair to say that Powerlight is a stand-alone entity with (modules) as its cost of sales has a different margin profile. And that will probably become a bit more clear in the S4. And ((inaudible)) did you want to – anything you want to add to that?

Male: Just that – just a bit. And as Tom mentioned that when we close and when the S4 is filed, we’ll be more opened about models and guidance. But I think if something for you guys to think about, it is true. And you have data that companies in this space have a different financial model than the ((inaudible)) (module) guys for instance.

But one thing to be mindful of, let’s take a 15 to 18 percent – let’s even take a 15 percent gross margin profile for somebody in this space. Remember that that margin includes the full cost of the (module) that they purchased from a supplier that itself also made a 30 percent margin on that (module).

Male: Right.

Male: So by the time you actually do the math to combine enterprise, it’s not deluded at all at a gross margin level. It actually comes out the same. Now there is a transition period from which internal or an external supplied (modules) come into play, which is why we factored a slight delusion in gross margin for 2007 as we transition more towards internally supplied (modules).

Not to minimize the fact that we are also very excited about having external supply. But will influence the margin on that business through cost reduction, and the synergy of the combined companies.

Male: ((inaudible)) really it sounds like it’s a moving table. And what you are saying is ((inaudible)) numbers in the S4 probably are not representative of what (we) think we can do.

Tom Werner: Yes.

Male: That’s fair. Yes.

Tom Werner: Yes. And that’s fair. And we will – so the margin model becomes a little more complex. But I think in the January timeframe we are going to be able to communicate pretty clearly what it looks like as it evolved ((inaudible)) a – an we have emphasized this idea of the mix of internal versus external models. And of course, they will be a scale factor. And there will be a factor of how well we exploit our cost reduction.

So there is – of the three dominant factors that will you know the profile of the margins will change over – will improve over time. And we’ll be very clear about that in January.

Male: OK. Just on the growth rate. You indicate the growth rate is going to go up. But was it a growth rate at Powerlight as fast or faster than what you are seeing at SunPower? Is that what you are implying? I’m having a little difficulty understanding that.

Tom Werner: Sure. On – yes. The – if you – it would be fair to conclude that Powerlight’s growth rate is greater than or equal to SunPower’s. The combined entity accelerates growth. So yes it is a fair comparison. Tom, can you site the statistic just generally about Powerlight? It’s been sited. It’s one of the fastest growth private companies.

(Tom Dimwiddy): Yes. So the other year we were – had the distinction of being inducted into the ((inaudible)) 500 Hall of Fame, which means you make the 500 ((inaudible)) five years running. So along with Microsoft and Oracle. We have garnered that distinction. But we had a very good growth rate over the years. And it’s been a great ride. And we intend to continue that.

Tom Werner: Yes. So that is our way of saying yes.

Male: Thanks. And just finally, Tom, not to break the rules here, but I just wanted to know. Is there going to be any delay in your manufacturing growth in 2007 as a result of this?

Tom Werner: No.

Male: OK. Thank you.

Tom Werner: OK. Yes and we will take just one or two more questions so we honor our – everybody’s committed time.

Operator: Thank you. Mr. David ((inaudible)) you may state your question. And please state your company name.

David Edwards: Hi, it’s Dave ((inaudible)) Equity.

Tom Werner: Hey David.

David Edward: ((inaudible)) I guess you had a good reason to miss the pony ride last week.

Male: Yes sir.

David Edwards: Two quick questions. One is are you planning on reporting separate businesses going forward? How are you going to think about the financials and breaking this out?

Male: Dave, we’re going to evaluate that as part of the integration plan as obviously we have to be mindful and we’re not combined yet. But we have begun those discussions. We would like to reserve that question for the next conference where we are able to give you our decision and appropriate guidance based on that decision.

David Edwards: OK. And also, can you give us a – you gave a frame of reference here of how much of Powerlight’s business is represented by SunPower (modules) today. Can you give some thought about how you think that plays out going forward? Because obviously Powerlight has some long-

term contracts with other vendors. Just trying to wonder, if you can think about it, when is this to come more of a sort of SunPower only business?

Tom Werner: Yes, this is Tom Werner, Dave. And I have recuperated from the pony ride myself. The – what will happen is, is we believe that Powerlight will sustain its long-term strong relationships with various model suppliers. But some light will probably – or I mean SunPower will probably grow faster in terms of supply to Powerlight.

And that means that the percentage that we have of the profile of the combined entity or Powerlight proper will increase to (third) next year. We haven’t pegged it per se in the ((inaudible)) you know over the next few years. But certainly they will go north of 50 percent just by natural growth. And that would happen over the first couple, two, or three years.

David Edwards: All right. Great thanks.

Tom Werner: Thanks Dave.

Operator: Mr. ((inaudible)) you may state your question. And please state your company name.

(Rob): Wow, I made it in before the cut off. ((inaudible)). Tom, ((inaudible)) I wonder if you could just put a little more color on your IP position relative to other system integrators. I think you mentioned 50 patents. Give us a sense of how that ranks versus competitors.

Tom Werner: OK, and Rob, if you have a two-part question, do it quickly. And then unfortunately, I apologize folks that wanted to ask more questions. We are going to have to cut it there so that we honor your – the time that we asked for. We – the management team will ((inaudible)) in the next couple of days. And we will – we will be reaching out and communicating consistent with what we have talked about today.

But with that, I will turn it back to – or have Tom answer that question.

(Tom Dimwiddy): Sure. Yes. It’s a great question. We – Powerlight – you may know essentially started out as a product development company targeting applications for ((inaudible)) that made the greatest sense for near term cost competitiveness and targeted development of products which – which both lowered the cost of ((inaudible)) and increased the value.

So it’s that combination that we continue to target as a way to get to good ((inaudible)) sooner not later. And so really since the early 90s, we have been developing products and filing for their proprietary features as a key part of our business.

(Rob): Can you give us a sense of what proportion of your business involves some type of value added implementation, the tiles, the mounting systems, ((inaudible)) system versus you know some people may think of solar integration as just bolting the panels on the roof.

(Tom Dimwiddy): Right. Well I would say something on the order of 95 percent.

(Rob): Great. Thanks very much.

Tom Werner: OK. And thank you everybody for joining us on the call. We have been able to talk about the combination of Powerlight and SunPower that we would hope to conclude during the first quarter of next year. And it has incredible benefits that – in the bog picture you should think of as ((inaudible)) technology strengths of to significant players in the value chain that will allow us to further innovate and system solution on top of the innovation that we have in cells and (modules) that will allows us cost reduce and come out with superior products.

We really, really appreciate your time and look forward to seeing you on our visits over the next few days and next few weeks. Thank you.

Operator: This ends the teleconference. You may disconnect at any time. Thank you for your participation and have a great day.

END

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

SunPower plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction. The Registration Statement will contain important information about SunPower, PowerLight, the transaction and related matters. Investors and security holders are urged to read the Registration Statement carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and other documents filed with the SEC by SunPower through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement from SunPower by contacting Investor Relations at 408-240-5588 or http://investors.sunpowercorp.com/sec.cfm.